UPDATE ON THE SALE OF CENTREBET
                         -------------------------------


Jupiters Limited ("Jupiters") has commenced a trade sale process for the divestment of its Centrebet business ("Centrebet"). Jupiters expects an information memorandum on Centrebet to be available in early April 2003 on a confidential basis to selected potential purchasers.

Details of the number and identity of potential purchasers and their proposals are commercially confidential. Jupiters does not intend to release further information about the sales process until a contract of sale and purchase has been entered into with a buyer unless there is a significant change to the process.


For information please contact:


Paul Binsted
Salomon Smith Barney
Tel:     02 8225 4672
Fax:     02 8225 5414
Email:  paul.binsted@ssmb.com.au                              26 March 2003